April 8, 2005



VIA FACSIMILE AND FEDEX
-----------------------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
(202) 942-9528 (Fax)
Attention: H. Roger Schwall
           Gary Newberry
           Shannon Buskirk

      Re:  MONSANTO COMPANY
           Form 10-K, Filed November 3, 2004
           Form 10-Q, Filed January 10, 2005
           File No. 1-16167

Dear Messrs. Schwall and Newberry and Ms. Buskirk:

      Reference is made to the Staff's letter, dated March 30, 2005, setting forth further comments to the response letter submitted to the Staff by Monsanto Company ("Monsanto" or the "Company") on February 24, 2005, in response to the Staff's initial comments to the Report on Form 10-K for the year ended August 31, 2004 (the "Form 10-K") and the Report on Form 10-Q for the quarter ended November 30, 2004 (the "Form 10-Q") filed by Monsanto. Set forth below are the Staff's comments, indicated in bold, and the Company's responses.

      FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004
      --------------------------------------------

      GENERAL
      -------

1. WE UNDERSTAND YOU WOULD PREFER TO LIMIT COMPLIANCE WITH MANY OF OUR COMMENTS TO FUTURE FILINGS. WE ARE CURRENTLY CONSIDERING YOUR REQUEST IN RESPONSE TO THESE PRIOR COMMENTS.

           RESPONSE. As noted by the Staff in its March 30th letter, the Company has proposed to incorporate changes to its filings prompted by the Staff's comments on a going forward basis in all future filings. We understand that this proposal is being reviewed by the Staff, and we appreciate this consideration.


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Monsanto Company
April 8, 2005
Page 2



      ITEM 7, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
      -----------------------------------------------------------------------
      RESULTS OF OPERATIONS
      ---------------------

      FINANCIAL MEASURES, PAGE 24
      ---------------------------

2. WE REVIEWED YOUR RESPONSE TO PRIOR COMMENTS 1 AND 2, AND NOTE THAT YOU HAVE PROPOSED TO REVISE THE TITLE OF YOUR NON-GAAP FINANCIAL MEASURE TO "ADJUSTED EBIT". THE REVISED TITLE OF YOUR NON-GAAP MEASURES SHOULD NOT REFER IN ANY WAY TO EBIT AS THIS MEASURE IS NOT CALCULATED CONSISTENTLY WITH THE WIDELY KNOWN DEFINITION OF EBIT. WE NOTE YOUR MEASURE OF EBIT IS BASED ON EARNINGS ADJUSTED FOR DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. REVISE THE TITLE OF YOUR NON-GAAP MEASURE TO EXCLUDE ANY REFERENCE TO EBIT.

           RESPONSE. Prospectively Monsanto will begin using the widely known definition of EBIT, which is defined as "earnings before interest and taxes." Rather than revising the title of our previous non-GAAP financial measure and adjusting our calculation for discontinued operations and cumulative effect of a change in accounting principle, we will begin using the widely known definition in all future filings.

      NOTE 7. CUSTOMER FINANCING PROGRAM, PAGE 83
      -------------------------------------------

3. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 9, IN WHICH YOU DESCRIBE HOW THE CUSTOMER FINANCING PROGRAM COMPLIES WITH THE CRITERIA OF PARAGRAPH 9 OF SFAS 140. YOUR RESPONSE, HOWEVER, DID NOT SPECIFICALLY ADDRESS THE SECOND PORTION OF OUR PRIOR COMMENT RELATING TO THE FIRST-LOSS GUARANTEE PROVIDED BY MONSANTO. PLEASE TELL US IF THIS GUARANTEE AFFECTS YOUR CONCLUSION THAT THE TRANSFERS OF CUSTOMER LOANS MEET THE CRITERIA OF SFAS 140, PARAGRAPH 9.

           RESPONSE. At the time that the customer financing program was entered into, the entire arrangement including the first-loss guarantee provided by Monsanto was fully evaluated by the Company and its outside legal counsel, and the Company concluded that the customer loans are isolated from Monsanto as required by paragraph 9.a. of SFAS 140. Outside legal opinions support the position that the assets and liabilities of Great Plains Funding Corporation (Great Plains) would not be consolidated with Monsanto's assets and liabilities in the case of bankruptcy of either party, despite the existence of the first-loss guarantee. As described in our previous response, Great Plains makes loans directly to Monsanto's customers, who then pay off their trade receivables due to Monsanto. Also, although Great Plains is consolidated for accounting purposes, Monsanto does not have any ownership interest in Great Plains or such loans. We have addressed the first-loss guarantee in connection with paragraph 9.a. because we believe that the Staff's comment was intended to focus on the isolation requirement of this paragraph; however, we also note that we concluded that the first-loss guarantee does not affect the determination that the transfers of customer loans meet the criteria of SFAS 140, paragraphs 9.b. and 9.c. Please refer to our previous response for further discussion of our evaluation of paragraphs 9.b. and 9.c.

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Monsanto Company
April 8, 2005
Page 3



      NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS, PAGE 84
      -----------------------------------------------------

4. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 14. YOU HAVE INDICATED THAT THE FIRST TWO COMPONENTS OF THE ARRANGEMENT, FOR $40 MILLION AND $45 MILLION RESPECTIVELY, WERE RECORDED AS INTANGIBLE ASSETS. THESE ASSETS ARE COMPRISED OF A DATABASE OF INTELLECTUAL PROPERTY PRIMARILY MADE UP OF GENE SEQUENCING AND GENE LEADS, PROCESSES, LIBRARIES AND OTHER BIOLOGICAL MATERIALS. TELL US WHY YOU BELIEVE THESE COMPONENTS SHOULD BE ACCOUNTED FOR AS INTANGIBLE ASSETS UNDER THE GUIDANCE OF SFAS 2, PARAGRAPH 11(C) AS OPPOSED TO RESEARCH AND DEVELOPMENT COSTS TO BE EXPENSED UNDER PARAGRAPH 12.

           RESPONSE. The first two components of the arrangement are accounted for as intangible assets under the guidance of SFAS 2, paragraph 11(c), because the intangible assets have alternative future uses in various research and development projects that Monsanto is pursuing. The database of intellectual property contains specific materials that can be utilized in identifying and developing different desired traits (such as improved yields, drought-resistance and cold-resistance) across multiple crops (such as corn, soy and cotton).

5. WE UNDERSTAND THE COLLABORATION AGREEMENT WITH CERES, INC. PROVIDES FOR ADDITIONAL PAYMENTS FOR THE PURCHASE OF RIGHTS TO SUBSEQUENTLY DEVELOPED TECHNOLOGIES FOR APPROXIMATELY $45 MILLION, WHICH HAS BEEN CAPITALIZED AS AN INTANGIBLE ASSET AT THE CONTRACT PRICE. TELL US WHY THE ACQUISITION OF SUBSEQUENTLY DEVELOPED TECHNOLOGY OVER THE FIVE-YEAR AGREEMENT SHOULD BE ACCOUNTED FOR DIFFERENTLY THAN THE FUNDING OF A JOINT RESEARCH PROGRAM. IT APPEARS THESE COSTS OF SUBSEQUENTLY DEVELOPED TECHNOLOGIES ARE SIMILAR TO RESEARCH AND DEVELOPMENT COSTS THAT WOULD HAVE OTHERWISE BEEN EXPENSED IN THE INCOME STATEMENT UNDER SFAS 2, SIMILAR TO THE AMOUNTS ASSOCIATED WITH THE JOINT RESEARCH PROGRAM COMPONENT. IN YOUR RESPONSE, PLEASE ADDRESS WHY YOU HAVE USED THE CONTRACT PRICE IN VALUING THESE INTANGIBLE ASSETS VERSUS THE INTERNALLY DEVELOPED DISCOUNTED CASH FLOW VALUATION METHOD. IN ADDITION, PLEASE IDENTIFY THE AMOUNTS CAPITALIZED OVER THE TERM OF THE COLLABORATION AGREEMENT RELATED TO THE ACQUISITION OF RIGHTS TO SUBSEQUENTLY DEVELOPED TECHNOLOGIES AS OF EACH FISCAL YEAR PRESENTED AND INTERIM PERIOD AS OF NOVEMBER 30, 2004.

           RESPONSE. As stated in the response to Comment number 4 above, the subsequently developed technologies are accounted for as intangible assets under the guidance of SFAS 2, paragraph 11(c), because the acquired technologies have alternative future uses in various research and development projects that Monsanto is pursuing. The costs of the subsequently developed technologies are dependent on the satisfactory completion of the deliverables, which are subject to established quantity and quality specifications, whereas the costs of the joint research program are tied to the performance of contract services as defined in SFAS 2, paragraph 11(d). If additional technologies received over the term of the arrangement do not meet established specifications, Monsanto is not contractually required to purchase them.


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Monsanto Company
April 8, 2005
Page 4



           In valuing the intangible assets, the contract price was used because the contract price was deemed to approximate the fair value of the assets. Since the contract prices specific to the subsequently developed technologies were negotiated on an arms-length basis in a current transaction between willing parties, the fair value of the consideration given approximates the fair value of the assets acquired. The internally-developed discounted cash flow valuation method was used as a check of that fair value assumption and to ensure that the intangible assets were not recorded at amounts in excess of their discounted cash flow value.

           Deliverables continue to be received over the five-year term of the collaboration agreement. As of each period presented and the interim period as of November 30, 2004, the following amounts were capitalized related to the subsequently developed technologies:

      As of:
      November 30, 2004    $18 million
      August 31, 2004      $18 million
      August 31, 2003      $7 million
      December 31, 2002    $ --


      NOTE 25. EQUITY AFFILIATES, PAGE 114
      ------------------------------------

6. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 19, NOTING YOU PERFORM RESEARCH AND DEVELOPMENT ACTIVITIES FUNDED BY RENESSEN LLC. PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE OF SFAS 68 IN DETERMINING HOW TO ACCOUNT FOR THESE ONGOING ARRANGEMENTS AND IN CONCLUDING THE RECOGNITION OF AN OBLIGATION AND FURTHER DISCLOSURE UNDER PARAGRAPH 14 ARE NOT REQUIRED.

           RESPONSE. As indicated in our previous response, the Renessen LLC (Renessen) joint venture (JV) is a 50-50 owned and funded JV between Monsanto and Cargill, Incorporated (Cargill). Under paragraph 5 of SFAS No. 68, RESEARCH AND DEVELOPMENT ARRANGEMENTS (SFAS 68), an obligation should be recognized if an entity is required to repay any of the funds provided by other parties for research and development (R&D) services regardless of the outcome of the research. Monsanto determined that recognition of an obligation for the research costs funded by Cargill to Renessen was not required. The JV agreement between Monsanto and Renessen does not obligate Monsanto to repay Cargill for its share of the past or future funding of Renessen, nor is there any implied obligation that it will do so. The JV has been in existence since September 1998. Since its inception, neither Monsanto nor its former parent company, Pharmacia Corporation, has reimbursed Cargill for any of its funding to Renessen, nor does Monsanto have any intention or obligation to do so in the future.

           Renessen was formed by Monsanto and Cargill to develop and commercialize enhanced grain products in the processing and animal feed markets, and to increase


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Monsanto Company
April 8, 2005
Page 5



     returns on those products by greater participation in the value chain. The JV combines Monsanto's seed assets and technology capabilities with Cargill's global grain processing, marketing and risk management infrastructure. As a result of the joint efforts of both parties and Renessen, the JV has launched its first product. Monsanto and Cargill each have a 50 percent interest in the Renessen JV, have committed to make equal contributions to fund its business operations and have equal representation on a governance board that manages Renessen. The factors discussed above (the terms of the JV agreement, Renessen's management structure, equal responsibility of both parties to fund its operations) as well as the fact that Cargill is not a related party demonstrate that the financial risk and reward associated with the funding of the research is shared equally by both parties, and neither party to the JV is obligated to reimburse the other. Based on the factors discussed above, Monsanto concluded that an obligation under paragraphs 5 through 8 of SFAS 68 does not exist.

          To more fully respond to the disclosure requirements under paragraph 14, on a prospective basis, Monsanto will modify Note X -- Equity Affiliates -- in the report on Form 10-K for the year ended August 31, 2005, to include a general description of the key terms and purpose of the JV. This will include the following new disclosure:

     "In September 1998, the former Monsanto Company entered into an agreement (as amended from time to time, the Renessen Agreement) to form the Renessen LLC joint venture (Renessen) with Cargill, Incorporated (Cargill). The agreement was assigned to Monsanto in connection with its spinoff from Pharmacia Corporation. The joint venture combines Monsanto's seed assets and technology capabilities with Cargill's global grain processing, marketing and risk management infrastructure to develop and commercialize enhanced grain products in the processing and animal feed markets, and to increase returns on those products by greater participation in the value chain. Monsanto and Cargill each have a 50 percent interest in Renessen. A governance board on which Monsanto and Cargill each have equal representation manages Renessen. Monsanto and Cargill have committed to make equal contributions to fund the Renessen business plan that is approved by the governance board annually. The Renessen agreement grants Renessen a worldwide, fully paid-up, non-exclusive, non-royalty-bearing right and license to Monsanto's and Cargill's respective patents and other intellectual property needed for Renessen to pursue the approved business plan. Monsanto and Cargill receive rights to use intellectual property developed by Renessen in other specified areas. Pursuant to the Renessen Agreement, Monsanto performs the majority of Renessen's upstream research and development activities."

     NOTE 26. ADVERTISING COSTS, PAGE 114
     ------------------------------------

7. WE HAVE REVIEWED THE PROPOSED DISCLOSURE PROVIDED IN RESPONSE TO PRIOR COMMENT 20. HOWEVER, WE NOTE YOUR PROPOSED DISCLOSURE DOES NOT ADDRESS THE TIMING OF RECOGNITION IN THE INCOME STATEMENT OF AMOUNTS DUE FROM SCOTTS OVER THE LIFE OF THE CONTRACT ARRANGEMENT. IN ADDITION, THE TERMS OF THE CONTRACT AND THE RESPONSIBILITIES OF EACH PARTY UNDER THE CONTRACTUAL ARRANGEMENT REMAIN UNCLEAR. PLEASE EXPAND YOUR PROPOSED DISCLOSURE TO ADDRESS THE SIGNIFICANT TERMS OF THE AGREEMENT AND YOUR


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Monsanto Company
April 8, 2005
Page 6



      ACCOUNTING FOR THE AMOUNTS RECOGNIZED IN THE FINANCIAL STATEMENTS RELATED TO THIS AGREEMENT.

           RESPONSE. On a prospective basis, Monsanto will modify Note X -- Selling, General and Administrative Expenses in the report on Form 10-K for the year ended August 31, 2005, to include a description of the agency and marketing agreement with The Scotts Miracle-Gro Company (f/k/a The Scotts Company) ("Scotts"). This will include changing the title of the note to "Selling, General and Administrative Expenses" and adding the following new section:

      "AGENCY AND MARKETING AGREEMENT

      In 1998, Pharmacia (f/k/a Monsanto Company) entered into an agency and marketing agreement with The Scotts Miracle-Gro Company (f/k/a The Scotts Company) (Scotts) with respect to the lawn-and-garden herbicide business, which was transferred to Monsanto in connection with its separation from Pharmacia. Scotts acts as Monsanto's principal agent to market and distribute its lawn-and-garden herbicide products. The agreement has an indefinite term except for certain countries in the European Union, where the agreement related to those countries terminates on Sept. 30, 2008, and may be extended for up to ten years by the mutual agreement of both parties. Under the agreement, Scotts is obligated to pay Monsanto a $20 million fixed fee each year for the length of the contract to defray costs associated with the lawn-and-garden herbicide business (the annual payment). Monsanto records the annual payment from Scotts as a reduction of selling, general and administrative (SG&A) expenses ratably over the year to which the payment relates. Of the total fixed fee that was owed for the first three years of the agreement, Scotts deferred $40 million and is contractually required to repay this amount in full, with interest. Monsanto is accruing interest on the deferred amounts owed by Scotts monthly and including it in interest income. Scotts began paying these deferred amounts ($5 million per year for both the deferred portion of the fixed fee and interest in monthly installments) beginning in program year 2003 (program year is defined as October 1 to September 30). In addition, if certain earnings thresholds are achieved, starting with program year 2001, recovery of the deferred amount is accelerated through additional payments. The accelerated portion of the deferral that was paid by Scotts as of Aug. 31, 2005, was approximately $XX million. The total amount owed by Scotts, including accrued interest, was approximately $XX million as of Aug. 31, 2005, $49 million as of Aug. 31, 2004, and $50 million as of Aug. 31, 2003.

      Monsanto is obligated to pay Scotts an annual commission based on the earnings of the lawn-and-garden herbicide business (before interest and income taxes). The amount of commission due to Scotts varies depending on whether or not the earnings of the lawn-and-garden herbicide business exceed certain thresholds that vary by program year. The commission due to Scotts is accrued monthly and included in SG&A expenses. The commission expense included in SG&A expenses was $XX million in fiscal year 2005, $57 million in fiscal year 2004, $43 million in the transition period, and $39 million in calendar year 2002 (amounts are not net of any payments received from Scotts)."


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Monsanto Company
April 8, 2005
Page 7



                                   * * * * *

      Please contact me ((314) 694-6854), or either Eric S. Robinson ((212) 403-1220) or Roy J. Katzovicz ((212) 403-1313) of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.


                                     Sincerely,

                                     /s/ Richard B. Clark

                                     Richard B. Clark
                                     Vice President and Controller
                                     Monsanto Company







cc: Terrell K. Crews, Monsanto Company
    Nancy E. Hamilton, Esq., Monsanto Company
    Jennifer L. Woods, Esq., Monsanto Company
    Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz
    Roy J. Katzovicz, Esq., Wachtell, Lipton, Rosen & Katz